Exhibit 1

For immediate release: 7 November 2018

BRITISH AMERICAN TOBACCO ANNOUNCES NEW REGIONAL DIRECTOR, AMERICAS AND SUB-SAHARAN AFRICA

Luciano Comin, currently Regional Head of Marketing, Americas and Sub-Saharan Africa (AMSSA), has been appointed to succeed Kingsley Wheaton as Regional Director, AMSSA.

Luciano will commence his new role on 1 January 2019 at the same time as Kingsley takes up his new role as Chief Marketing Officer.

During his 26-year career at British American Tobacco (BAT), Luciano has held many roles including Marketing Director Venezuela, Marketing Director Mexico and General Manager of BAT Mexico. He was also Regional Marketing Manager for Western Europe prior to taking up his current role as Regional Head of Marketing, AMSSA.

About British American Tobacco

British American Tobacco is one of the world’s leading, multi-category consumer goods companies, that provides tobacco and nicotine products to millions of consumers around the world.

It employs over 55,000 people, with market leadership in over 55 countries and factories in 42. Its Strategic Portfolio is made up of its global cigarette brands and an increasing range of potentially reduced-risk products, comprising vapour and tobacco heating products, as well as oral tobacco and nicotine products such as moist snuff and snus.

In 2017 the Group generated reported revenue of £20 billion and profit from operations of £6.5 billion. In July 2017, British American Tobacco p.l.c. acquired the remaining 57.8% of Reynolds American Inc. that BAT did not already own, creating a stronger, global tobacco and nicotine company.

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